SEI OPPORTUNITY FUND, L.P.

                       SUPPLEMENT DATED NOVEMBER 19, 2009

  TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED JULY 31, 2008


THIS SUPPLEMENT PROVIDES NEW AND ADDITIONAL INFORMATION BEYOND THAT CONTAINED IN THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION ("SAI") AND SHOULD BE READ IN CONJUNCTION WITH SUCH PROSPECTUS AND SAI.

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On March 24, 2009, the Board of Directors (the "Board") of the SEI Opportunity
Fund, L.P. (the "Fund") determined that due to a decrease in assets under management attributable to recent market conditions, declines in new subscriptions and increased withdrawals, it is in the best interest of the Fund and its shareholders to commence the orderly liquidation of the Fund and deregistration of the Fund from its registration as an investment company under the Investment Company Act of 1940 (the "1940 Act"). As a result, the Board considered and adopted a plan of liquidation for the Fund, effective March 31, 2009 (the "Original Plan"), which provides the Board the authority to complete the liquidation and subsequent deregistration.

Pursuant to the Original Plan, the Fund began the process of requesting withdrawals from its underlying funds. However, its underlying fund investments are subject to significant restrictions on withdrawals. These restrictions include, but are not limited to, initial lock-up periods on the Fund's investments in the underlying funds; limitations on the frequency of the Fund's withdrawals from the underlying funds (e.g., quarterly or semi-annually); and limitations on receipt of a portion of the Fund's withdrawal proceeds until the completion of the underlying fund's annual audit. To date, the Fund has received from the underlying funds and distributed to Fund investors approximately two-thirds of the Fund's assets. The Fund's remaining one-third assets ("Remaining Assets") continue to be subject to the above restrictions. Until the Fund is completely liquidated, it may not be dissolved as a limited partnership under the laws of the State of Delaware or be deregistered under the 1940 Act. Consequently, the Fund is required to continue to pay fees and expenses associated with its Delaware organization and 1940 Act registration until all Remaining Assets are completely liquidated and the Fund is deregistered.


At its September 16, 2009 meeting, the Board considered and approved an Amended and Restated Plan of Liquidation (the "Amended Plan") for the Fund. The Amended Plan specifically provides for the transfer of the Remaining Assets and liabilities to a liquidation trust established for the sole purpose of completing the liquidation and distribution (the "Liquidation Trust"). SEI Global Services, Inc. ("SEIGS"), the Fund's administrator, will serve as the trustee for the Liquidation Trust (in such capacity, the "Liquidation Trustee"). This transfer to the Liquidation Trust is designed to allow the Fund to complete the liquidation of its assets so that it may deregister as an investment company under the 1940 Act and dissolve as a limited partnership under Delaware law, while preserving the Fund's shareholders' right to the distribution of the Fund's remaining assets.

Set forth below is a summary of the material provisions of the agreement governing the operations of the Liquidation Trust (the "Liquidation Trust Agreement"):

     o The sole purpose of the Liquidation Trust is to liquidate the Remaining Assets and to distribute the proceeds of such assets to the Fund's shareholders as the sole beneficiaries of the Liquidation Trust.


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     o    The Liquidation Trustee will have the exclusive power, control and authority over the Liquidation Trust's assets and over the affairs of the Liquidation Trust.

     o The Liquidation Trustee will assign to the Fund's shareholders the beneficial interest in all the Liquidation Trust's assets. These beneficial interests will not be transferable except pursuant to the laws of descent and distribution or by operation of law.

     o The transfer of the Remaining Assets to the Liquidation Trust should not result in any (i) material federal income tax consequences to the Fund's shareholders or (ii) changes with respect to timing and methods used to value the Fund's holdings or (iii) changes to financial statement reporting

     o No compensation will be paid to the Liquidation Trustee for its services.

     o The Liquidation Trustee will owe a fiduciary duty to the beneficiaries in its administration of the Liquidation Trust. The Liquidation Trustee shall not be liable to the Liquidation Trust or any beneficiary in connection with the affairs of the Liquidation Trust, except arising from its own bad faith, willful misfeasance, gross negligence, or reckless disregard of duty. In addition, the Liquidation Trustee is entitled to indemnification from the Liquidation Trust's assets, except with respect to its own bad faith, willful misfeasance, gross negligence, or reckless disregard of duty.

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